UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road

Shanghai, 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Dingdong (Cayman) Limited Announces Second Quarter 2026 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

By:	/s/ Song Wang

Name:	Song Wang
Title:	Director and Chief Executive Officer

Date: August 21, 2026

Exhibit 99.1

Dingdong (Cayman) Limited Announces Second Quarter 2026 Financial Results

SHANGHAI, August 20, 2026 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended June 30, 2026.

Second Quarter 2026 Highlights:1

•

GMV: total amount of GMV for the second quarter of 2026 increased by 11.8% year over year to RMB7,265.3 million (US$1,070.8 million) from RMB6,499.4 million in the same quarter of 2025, positive year-on-year growth for tenth straight quarters.

•	Net income: total amount of net income for the second quarter of 2026 was RMB271.7 million (US$40.0 million), the tenth consecutive quarter of profitability.
•	Non-GAAP net income: total amount of Non-GAAP net income for the second quarter of 2026 was RMB281.3 million (US$41.5 million), the fifteenth consecutive quarter of non-GAAP profitability.

Mr. Song Wang, the Chief Executive Officer of Dingdong, stated, “As of the second quarter of 2026, Dingdong has maintained profitability under non-GAAP standards for fifteenth consecutive quarters and under GAAP standards for tenth consecutive quarters. The Company has also delivered year-over-year revenue growth for the tenth consecutive quarter, and has seen further acceleration in growth since entering the third quarter. Since July, the Company's business has entered peak season, with monthly GMV hitting a record high, during which single‑day GMV exceeded RMB 100 million multiple times and set a new record. Our steady revenue growth and consistent profitability are mainly attributed to the growth in average monthly ordering users among our loyal members and the increase in average monthly order frequency. In addition, on the product supply chain side, we continuously improve product quality and cater to users' diverse scenario‑based needs, better serving our platform users. This excellent performance fully demonstrates Dingdong’s strategic resilience and solid execution amid fierce competition, laying robust fundamentals and lasting momentum for sustainable long‑term growth.”

On February 5, 2026, the Company entered into a definitive agreement to divest its China business to Meituan (HKEX: 3690). The transaction remains pending as of this release, contingent on standard closing conditions under the Share Purchase Agreement, notably anti-monopoly approval from SAMR. Consistent with prior quarter accounting treatment, no depreciation or amortization was recognized for the held-for-sale China business upon classification as held-for-sale, which resulted in an increase to our net income by RMB199.1 million (US$29.3 million) in the current quarter.

Second Quarter 2026 Financial Results1

Total revenues were RMB6,487.3 million (US$956.1 million), compared with total revenues of RMB5,975.9 million in the same quarter of 2025, representing an increase of 8.6% year over year. Revenues generated from our China business2 as included in profit from discontinued operations increased by 8.3% year over year to RMB6,414.1 million (US$945.3 million), primarily due to the rise of number of orders resulting from rise in the average monthly number of transacting users and higher monthly order frequency, and newly opened frontline fulfillment stations with density and market penetration improving in Eastern China. The increase was partially offset by the continued downward pressure on CPI prices for certain key categories, including pork, and by the closure of some inefficient frontline fulfillment stations in Beijing and the Guangzhou‑Shenzhen area during the second quarter of 2026. Revenues generated from our overseas business increased by 36.2% year over year to RMB73.2 million (US$10.8 million),

1 The Company presents the total amounts of certain line items, which represent the aggregate figures encompassing both continuing operations (overseas business) and discontinued operations (domestic China business).

2 The Company also discloses figures pertaining to its China business, which are classified within profit generated from discontinued operations. In addition, the Company separately presents data relating to its overseas business.

Exhibit 99.1

primarily due to the rise in the number of orders resulting from market expansion in overseas markets and customer base growth.

Total operating costs and expenses were RMB6,244.4 million (US$920.3 million), compared with RMB5,980.1 million in the same quarter of 2025, with a detailed breakdown as below. No depreciation or amortization is recorded in the cost and the four categories of expenses for long-lived assets in the China business after being classified as held-for-sale, as assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell according to the relevant standards under US GAAP. This has also impacted the line items below:

•

Cost of goods sold was RMB4,568.7 million (US$673.3 million), an increase of 7.4% from RMB4,255.2 million in the same quarter of 2025. Cost of goods sold as a percentage of revenues was 70.4%, compared with 71.2% in the same quarter of 2025. Gross margin was 29.6%, compared with 28.8% in the same quarter of 2025. Since the launch and continued implementation of our 4G Strategy in early 2025, the gross margin for the second quarter of 2026 was generally consistent with that of previous quarters.

•

Fulfillment expenses were RMB1,207.0 million (US$177.9 million), a decrease of 7.0% from RMB1,297.3 million in the same quarter of 2025. Fulfillment expenses as a percentage of total revenues decreased to 18.6% from 21.7% in the same quarter of 2025.

•

Sales and marketing expenses were RMB126.4 million (US$18.6 million), an increase of 22.8% from RMB102.9 million in the same quarter of 2025. Sales and marketing expenses as a percentage of total revenues slightly increased to 1.9%, compared with 1.7% in the same quarter of 2025. The year-on-year increase in marketing expenses is mainly attributable to the increased spending on sales and marketing activities.

•	General and administrative expenses were RMB126.7 million (US$18.7 million), a slight increase of 3.1% from RMB 122.9 million in the same quarter of 2025, mainly driven by staff costs.

•

Product development expenses were RMB215.7 million (US$31.8 million), a slight increase of 6.9% from RMB 201.8 million in the same quarter of 2025. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure such as the AI technical capability, to further enhance our competitiveness.

Income from operations was RMB252.8 million (US$37.3 million), an increase of 209.6% from RMB81.6 million in the same quarter of 2025.

Net income was RMB271.7 million (US$40.0 million), an increase of 153.5% from RMB107.2 million in the same quarter of 2025. Among which, net income for China business increased by 155.8% year over year to RMB334.9 million (US$49.4 million), which was largely due to cease of depreciation or amortization of long-lived assets classified as held-for-sale under US GAAP. This factor has resulted in an increase of our net income by RMB199.1 million (US$29.3 million) in the current quarter, and this impact will continue to affect the quarterly net income every period prior to the completion of the Meituan transaction. Net loss for overseas business increased by 166.3% year over year to RMB63.2 million (US$9.3 million).

Non-GAAP net income, which is a non-GAAP measure that only excludes share-based compensation expenses from net income, was RMB281.3 million (US$41.5 million), an increase of 120.2% from RMB127.8 million in the same quarter of 2025. In addition, non-GAAP net income margin, which is the Company’s non-GAAP net income as a percentage of total revenues, was 4.3% compared with 2.1% in the same quarter of 2025. Non-GAAP net income for China business increased by 130.6% year over year to RMB342.3 million (US$50.4 million). Non-GAAP net loss for overseas business increased by 194.8% year over year to RMB60.9 million (US$9.0 million). Similarly, non-GAAP net income was subject to the same factors that affected net income.

Basic and diluted net income per share were RMB0.87 (US$0.13) and RMB0.87 (US$0.13), compared with net income per share of RMB0.33 and RMB0.33 in the same quarter of 2025. Non-GAAP net income per share, basic and diluted, were RMB0.90 (US$0.13) and RMB0.90 (US$0.13), compared with RMB0.39 and RMB0.39 in the same quarter of 2025.

Exhibit 99.1

Cash and cash equivalents, restricted cash and short-term investments were RMB4,880.9 million (US$719.4 million) as of June 30, 2026, compared with RMB3,820.0 million as of March 31, 2026. We have been working diligently to optimize our capital usage and financing structure. The cash and cash equivalents, restricted cash, short-term investments and long-term deposits as included in the other non-current assets deducting the balance of short-term borrowings, is RMB3,284.0 million, a net increase for the thirteenth consecutive quarter, compared with RMB3,210.6 million as of March 31, 2026.

Short-term Borrowings for discontinued operations of Dingdong’s China business were RMB1,646.8 million (US$242.7 million) as of June 30, 2026. Pursuant to transaction terms with Meituan, Dingdong Cayman is entitled to receive up to USD 280 million in cash from Dingdong BVI and its subsidiaries (including Dingdong Hong Kong) by August 31, 2026. At June 30, 2026, Dingdong Hong Kong's USD funds were held in fixed‑term wealth management products maturing at the end of August. To set aside funds for the payments due to Dingdong Cayman, Dingdong Hong Kong arranged a USD 157 million short‑term bank loan and transferred the proceeds to Dingdong Cayman. The loan matures at the end of August and will be repaid with the proceeds from the wealth products upon their maturity.

Management change

The company announced that Mr. Zhou Chen, Senior Finance Director of the Company, has tendered his resignation to step down from his current position due to personal reasons. Mr. Chen's resignation was not the result of any dispute or disagreement with the Company or any matter relating to the operation, policies or practices of the Company.

The company also announced that Mr. Yikun Zhu, currently the Senior Director of the Company, has assumed Mr. Zhou Chen’s role and been in charge of financial affairs of the listed company.

Mr. Yikun Zhu has served as our Senior Director since June 2021. He is primarily responsible for the Group's investment and financing activities, and concurrently holds the position of Financial Controller of the Overseas Business Group. Prior to joining the Company, from July 2018 to June 2021, Mr. Zhu served at Zhejiang Dasouche Software Technology Service Co., Ltd., a subsidiary of DSC Holdings Ltd., where he was primarily responsible for investment and financing. From October 2014 to June 2018, he held positions at several financial institutions, including Shanghai Yingwo Investment Management Co., Ltd., Shanghai International Trust Co., Ltd., and Caitong Securities Asset Management Co., Ltd. Mr. Zhu received his Bachelor of Science in Economics from the University of Southampton, United Kingdom, in June 2012, and his Master of Science in Management and Strategy from the London School of Economics and Political Science, United Kingdom, in November 2013.

On behalf of the Company and the Board, Mr. Song Wang, Director of the Board and CEO of Dingdong, commented: “We extend our sincere gratitude to Mr. Zhou Chen for his outstanding leadership and invaluable dedication during his tenure as Senior Finance Director. We wish him every success in all his upcoming professional pursuits. We are equally delighted to have Mr. Yikun Zhu oversee the financial operations of our listed entity. I am fully confident that Mr. Zhu’s extensive professional financial know-how will further strengthen our capable management team.”

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

Exhibit 99.1

The Company uses non-GAAP measures, such as non-GAAP net income, non-GAAP net income margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

Exhibit 99.1

ir@100.me

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

The China business is reported as discontinued operations in the consolidated statements of comprehensive loss for the current period and the comparative period in accordance with ASC 210-05, Discontinued Operations as the disposal plan of the China business represented a strategic shift that had a major effect on the Group’s operations and financial results. Further, the related current and non-current assets and liabilities associated with the China business are reflected as held for sale in the consolidated balance sheets at December 31, 2025 and June 30, 2026.

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	45,722	1,421,229	209,463
Short-term investments	-	391,265	57,665
Accounts receivable, net	48,727	24,251	3,574
Inventories, net	39,179	20,357	3,000
Advance to suppliers	63,638	60,753	8,954
Prepayments and other current assets	11,876	18,653	2,749
Assets held for sale	4,830,947	6,178,292	910,569
Total current assets	5,040,089	8,114,800	1,195,974

Non-current assets:
Property and equipment, net	3,883	20,100	2,962
Operating lease right-of-use assets	280	64,089	9,446
Other non-current assets	15,418	9,570	1,410
Assets held for sale	1,956,498	-	-
Total non-current assets	1,976,079	93,759	13,818

TOTAL ASSETS	7,016,168	8,208,559	1,209,792

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	47,608	50,790	7,486
Customer advances and deferred revenue	1,242	408	60
Accrued expenses and other current liabilities	4,664	13,119	1,934
Salary and welfare payable	3,713	24,485	3,609
Operating lease liabilities, current	-	4,793	706
Liabilities held for sale	4,737,340	6,486,664	956,015
Total current liabilities	4,794,567	6,580,259	969,810

Non-current liabilities:
Operating lease liabilities, non-current	287	63,882	9,415
Liabilities held for sale	1,045,097	-	-
Total non-current liabilities	1,045,384	63,882	9,415

TOTAL LIABILITIES	5,839,951	6,644,141	979,225

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	135,435	140,704	20,738

TOTAL MEZZANINE EQUITY	135,435	140,704	20,738

Shareholders' equity:
Ordinary shares	4	4	1
Additional paid-in capital	14,260,014	14,276,254	2,104,059
Treasury stock	(59,969)	(59,969)	(8,838)
Accumulated deficit	(13,163,215)	(12,731,351)	(1,876,370)
Accumulated other comprehensive income/(loss)	3,948	(61,224)	(9,023)

TOTAL SHAREHOLDERS' EQUITY	1,040,782	1,423,714	209,829

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	7,016,168	8,208,559	1,209,792

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2025	2026	2026
	RMB	RMB	US$

Revenues:
Product revenues	52,549	72,225	10,645
Service revenues	1,186	971	143

Total revenues	53,735	73,196	10,788

Operating costs and expenses:
Cost of goods sold	(50,184)	(62,024)	(9,141)
Fulfillment expenses	(16,343)	(37,070)	(5,464)
Sales and marketing expenses	(2,209)	(7,955)	(1,172)
Product development expenses	(3,008)	(19,714)	(2,905)
General and administrative expenses	(7,189)	(16,643)	(2,453)

Total operating costs and expenses	(78,933)	(143,406)	(21,135)

Other operating loss, net	(89)	(203)	(31)
Loss from operations	(25,287)	(70,413)	(10,378)
Interest income	615	5,632	830
Other income, net	944	1,589	235

Loss before income tax	(23,728)	(63,192)	(9,313)

Income tax expenses	(5)	(17)	(3)

Net loss from continuing operations	(23,733)	(63,209)	(9,316)
Net income from discontinued operations, net of tax	130,920	334,905	49,359
Net income	107,187	271,696	40,043

Net loss from discontinued operations attributable to redeemable noncontrolling interests	(2,476)	(2,674)	(394)

Net income attributable to ordinary shareholders	104,711	269,022	39,649

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2025	2026	2026
	RMB	RMB	US$

Net income per Class A and Class B ordinary share:
Basic
Continuing operations	(0.07)	(0.19)	(0.03)
Discontinued operations	0.40	1.06	0.16
Diluted
Continuing operations	(0.07)	(0.19)	(0.03)
Discontinued operations	0.40	1.06	0.16
Basic net income per share attributable to Class A and Class B ordinary shareholders	0.33	0.87	0.13
Diluted net income per share attributable to Class A and Class B ordinary shareholders	0.33	0.87	0.13
Shares used in net income per Class A and Class B ordinary share computation:
Basic	324,632,496	324,989,883	324,989,883
Diluted	324,632,496	324,989,883	324,989,883
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments from continuing operations	(7,069)	(38,652)	(5,696)
Foreign currency translation adjustments from discontinued operations	928	5,721	843

Total other comprehensive loss from continuing operations	(30,802)	(101,861)	(15,012)
Total other comprehensive income from discontinued operation	131,848	340,626	50,202
Comprehensive income	101,046	238,765	35,190

Net loss from discontinued operations attributable to redeemable noncontrolling interests	(2,476)	(2,674)	(394)

Comprehensive income attributable to ordinary shareholders	98,570	236,091	34,796

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,
	2025	2026	2026
	RMB	RMB	US$

Net cash used in continuing operating activities	(19,930)	(69,937)	(10,307)
Net cash generated from discontinued operating activities	121,331	196,572	28,971
Net cash generated from operating activities	101,401	126,635	18,664

Net cash generated from/(used in) continuing investing activities	2,930	(239,999)	(35,372)
Net cash (used in)/generated from discontinued investing activities	(48,956)	169,966	25,050
Net cash used in investing activities	(46,026)	(70,033)	(10,322)

Net cash generated from continuing financing activities	-	33	5
Net cash (used in)/generated from discontinued financing activities	(344,390)	972,476	143,325
Net cash (used in)/generated from financing activities	(344,390)	972,509	143,330

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(140)	(3,510)	(517)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(289,155)	1,025,601	151,155

Cash and cash equivalents and restricted cash at the beginning of the period	1,216,994	1,502,769	221,481
Cash and cash equivalents and restricted cash at the end of the period	927,839	2,528,370	372,636
Less: Cash and cash equivalents and restricted cash held for sales at end of the period	888,006	1,107,141	163,173
Cash and cash equivalents and restricted cash from continuing operations at the end of the period	39,833	1,421,229	209,463

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2025	2026	2026
	RMB	RMB	US$

Net loss from continuing operations	(23,733)	(63,209)	(9,316)
Add: Share-based compensation expenses of continuing operations	3,062	2,278	336
Non-GAAP net loss from continuing operations	(20,671)	(60,931)	(8,980)

Net income from discontinued operations	130,920	334,905	49,359
Add: Share-based compensation expenses of discontinued operations	17,521	7,375	1,087
Non-GAAP net income from discontinued operations	148,441	342,280	50,446

Total Non-GAAP net income	127,770	281,349	41,466

Exhibit 99.1

The following schedules set forth the breakdown of assets and liabilities held for sale and income from discontinued operations of Dingdong’s China business which were included in the Company’s unaudited interim condensed consolidated financial statements:

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$
		(in thousands)
Cash and cash equivalents	1,061,073	1,097,028	161,682
Restricted cash	340	10,113	1,490
Short-term investments	2,869,681	1,961,224	289,051
Accounts receivable, net	143,212	138,346	20,390
Inventories, net	531,306	503,410	74,193
Advance to suppliers	50,466	53,371	7,866
Prepayments and other current assets	174,869	152,293	22,445
Property and equipment, net	-	271,362	39,994
Operating lease right-of-use assets	-	1,823,220	268,709
Other non-current assets	-	167,925	24,749
Total current assets classified as held for sale	4,830,947	6,178,292	910,569

Property and equipment, net	228,874	-	-
Operating lease right-of-use assets	1,579,819	-	-
Other non-current assets	147,805	-	-
Total non-current assets classified as held for sale	1,956,498	-	-

Accounts payable	1,872,734	2,030,885	299,315
Customer advances and deferred revenue	272,019	255,574	37,667
Accrued expenses and other current liabilities	751,954	722,614	106,499
Salary and welfare payable	300,818	162,524	23,953
Operating lease liabilities, current	668,295	640,429	94,388
Short-term borrowings	871,520	1,646,820	242,711
Operating lease liabilities, non-current	-	876,778	129,221
Other non-current liabilities	-	151,040	22,261
Total current liabilities classified as held for sale	4,737,340	6,486,664	956,015

Operating lease liabilities, non-current	897,524	-	-
Other non-current liabilities	147,573	-	-
Total non-current liabilities classified as held for sale	1,045,097	-	-

Exhibit 99.1

	For the three months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
	(in thousands)
Total revenues	5,922,134	6,414,133	945,326

Operating costs and expenses:
Cost of goods sold	(4,204,999)	(4,506,667)	(664,201)
Fulfillment expenses	(1,280,933)	(1,169,941)	(172,427)
Sales and marketing expenses	(100,708)	(118,453)	(17,458)
Product development expenses	(198,814)	(195,944)	(28,879)
General and administrative expenses	(115,717)	(110,021)	(16,215)

Total operating costs and expenses	(5,901,171)	(6,101,026)	(899,180)

Other operating income, net	85,959	10,088	1,487
Income from discontinued operations	106,922	323,195	47,633
Interest income	32,778	17,331	2,554
Interest expenses	(4,820)	(3,700)	(545)
Other (expenses)/ income , net	(162)	910	134

Income before income tax	134,718	337,736	49,776

Income tax expenses	(3,798)	(2,831)	(417)

Net income from discontinued operations	130,920	334,905	49,359